APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Revenue

Actual results

$459,827

$38,319 per month
$1,260 per day

Vs. forecast

--

Vs. previous year

--

Target: $0



● Actual results (Jan to Dec '22)　　● Forecast (Jan to Dec '22)

Expenses & costs

Actual results	Vs. forecast	Vs. previous year
$612,762	**--**	**↑996%**
$51,064 per month		Target: $55,922
$1,679 per day		



● Actual results (Jan to Dec '22)　　● Forecast (Jan to Dec '22)

Revenue breakdown

	Actual results	Vs. forecast	Vs. previous year
	$459,827	--	--
	$38,319 per month		Target: $0
	$1,260 per day		

Actual results
Jan to Dec '22



$459,827
OVERALL



■ Tap Room	95%
■ Distribution	5%
■ Tickets	0%
■ Miscellaneous Revenue	0%
■ Bottle Club	0%

Forecast
Jan to Dec '22



■ No data available

Previous year
Jan to Dec '21



■ No data available

Revenue breakdown	Actual ($)	Forecast ($)	Previous year ($)
Tap Room	435,236	-- --	0 --
Distribution	24,590	-- --	0 --
Tickets	0	-- --	0 ↑0%
Miscellaneous Revenue	0	-- --	0 ↑0%
Bottle Club	1	-- --	0 --
Total:	**459,827**	-- --	**0** --

Expense & cost breakdown (1 of 2)

Actual results

$612,762

$51,064 per month
$1,679 per day

Vs. forecast

--

Vs. previous year

↑996%

Target: $55,922

Actual results
Jan to Dec '22



$612,762
OVERALL



🟨 Salaries & Wages (Excludin...	42%
🟩 Rent + CAM	23%
🟦 Direct Costs	15%
🔵 Operational	12%
🟪 9 others	8%

Forecast
Jan to Dec '22



⬜ No data available

Previous year
Jan to Dec '21



$55,922
OVERALL



🟨 Operational	44%
🟩 Rent + CAM	21%
🟦 Salaries & Wages (Excludin...	19%
🔵 Professional Services	12%
🟪 9 others	4%

Expense & cost breakdown	Actual ($)	Forecast ($)	Previous year ($)
Direct Costs	89,994	-- --	1,958 ↑>999%
Salaries & Wages (Excluding Direct)	258,819	-- --	10,905 ↑>999%
Employee-Related Expenses (Excluding Direct)	428	-- --	64 ↑567%
Rent + CAM	141,986	-- --	11,775 ↑>999%
Contribution to Charities	0	-- --	0 ↓0%
Operational	75,418	-- --	24,624 ↑206%
Professional Services	5,053	-- --	6,596 ↓23%
Distribution Expense	0	-- --	0 ↓0%

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Expense & cost breakdown	Actual ($)	Forecast ($)	Previous year ($)
Miscellaneous Expenses	0	-- --	0 ↓0%
Interest Incurred	2,658	-- --	0 --
Depreciation and Amortization	37,492	-- --	0 --
Amortization of Other Current Assets	0	-- --	0 ↓0%
Income Taxes	914	-- --	0 --
Total:	**612,762**	**-- --**	**55,922 ↑996%**

Profit & Loss	Actual ($)	Forecast ($)		Previous year ($)	
Revenue	**459,827**	--	--	**0**	**0%**
Tap Room	435,236	--	--	0	0%
Distribution	24,590	--	--	0	0%
Tickets	0	--	--	0	0%
Miscellaneous Revenue	--	--	--	--	0%
Bottle Club	1	--	--	0	0%
Direct Costs	**89,994**	--	--	**1,958**	↑ **>999%**
Sales Tax	0	--	--	0	0%
Activities	23,982	--	--	27	↑ >999%
Beer Ingredients	12,544	--	--	497	↑ >999%
Food Purchases	8,804	--	--	0	0%
Merchandise	15,769	--	--	0	0%
COGS Distribution	4,806	--	--	757	↑ 535%
Equipment Rental	5,083	--	--	0	0%
Sanitary Supplies	6,316	--	--	0	0%
Tap Room	9,832	--	--	561	↑ >999%
Miscellaneous Direct Costs	2,858	--	--	116	↑ >999%
Bottle Club	--	--	--	--	0%
Gross Margin	369,833	--	--	(1,958)	↑ >999%
Gross Margin %	80%	--	--	--	--
Operating Expenses	**481,704**	--	--	**53,964**	↑ **793%**
Salaries & Wages (Excluding Direct)	258,819	--	--	10,905	↑ >999%
Employee-Related Expenses (Excluding Direct)	428	--	--	64	↑ 569%
Rent + CAM	141,987	--	--	11,774	↑ >999%
Contribution to Charities	0	--	--	0	0%
Operational	75,417	--	--	24,625	↑ 206%
Professional Services	5,053	--	--	6,596	↓ 23%
Distribution Expense	0	--	--	0	0%
Miscellaneous Expenses	0	--	--	0	0%
Amortization of Other Current Assets	--	--	--	--	0%
Operating Income	**(111,872)**	--	--	**(55,922)**	↓ **100%**

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Profit & Loss: Overall

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Overall	Actual ($)	Forecast ($)		Previous year ($)	
Interest Expense	2,658	--	--	0	0%
Income Taxes	914	--	--	0	0%
Depreciation and Amortization	37,492	--	--	0	0%
Total Expenses	612,762	--	--	55,922	↑ 996%
Net Profit	(152,936)	--	--	(55,922)	↓ 173%
Net Profit %	**(33%)**	--	--	--	--

Balance Sheet: Overall

Balance Sheet	Actual ($)	Forecast ($)		Previous year ($)		
Assets	**231,781**	**81,832**	↑ **183%**	**137,885**	↑	**68%**
Current Assets	**141,031**	**47,806**	↑ **195%**	**64,906**	↑	**117%**
Cash	32,449	32,449	↑ <1%	64,906	↓	50%
Accounts Receivable	114	114	↑ 0%	0		--
Inventory	33,468	3,468	↑ 865%	--		--
Other Current Assets	75,000	11,775	↑ 537%	--		--
Long-Term Assets	**90,750**	**34,026**	↑ **167%**	**72,978**	↑	**24%**
Long-Term Assets	90,750	34,026	↑ 167%	72,978	↑	24%
Liabilities & Equity	**231,781**	**81,832**	↑ **183%**	**137,885**	↑	**68%**
Liabilities	**364,879**	**192,000**	↑ **90%**	**129,101**	↑	**183%**
Current Liabilities	**364,879**	**192,000**	↑ **90%**	**129,101**	↑	**183%**
Accounts Payable	--	--	--	--		--
Short-Term Debt	364,879	192,000	↑ 90%	129,101	↑	183%
Long-Term Liabilities	**0**	**--**	**--**	**0**	↓	**0%**
Long-Term Debt	0	--	--	0	↓	0%
Equity	**(133,098)**	**(110,168)**	↓ **21%**	**8,783**	↓	**>999%**
Paid-In Capital	0	--	--	(81)	↑	100%
Retained Earnings	19,838	(110,168)	↑ 118%	64,786	↓	69%
Earnings	(152,936)	--	--	(55,922)	↓	173%

Revenue

Actual results

$604,484

$50,374 per month
$1,656 per day

Vs. forecast

↓**10%**

Target: $673,749

Vs. previous year

↑**31%**

Target: $459,827



● Actual results (Jan to Dec '23) ● Forecast (Jan to Dec '23)

Expenses & costs

Actual results

$689,697

$57,475 per month
$1,890 per day

Vs. forecast

↑**22%**

Target: $563,539

Vs. previous year

↑**13%**

Target: $612,762



● Actual results (Jan to Dec '23)　　● Forecast (Jan to Dec '23)

Revenue breakdown

Actual results	Vs. forecast	Vs. previous year
$604,484	↓**10%**	↑**31%**
$50,374 per month	Target: $673,749	Target: $459,827
$1,656 per day		

Actual results
Jan to Dec '23



$604,484
OVERALL

🟧 Tap Room		84%
🟩 Tickets		9%
🟦 Distribution		7%
🟦 Miscellaneous Revenue		0%
🟪 Bottle Club		0%

Forecast
Jan to Dec '23



$673,749
OVERALL

🟧 Tap Room		85%
🟩 Distribution		11%
🟦 Tickets		3%
🟦 Bottle Club		1%
🟪 Miscellaneous Revenue		0%

Previous year
Jan to Dec '22



$459,827
OVERALL

🟧 Tap Room		95%
🟩 Distribution		5%
🟦 Tickets		0%
🟦 Miscellaneous Revenue		0%
🟪 Bottle Club		0%

Revenue breakdown	Actual ($)	Forecast ($)	Previous year ($)
Tap Room	508,096	572,885 ↓11%	435,236 ↑17%
Distribution	42,412	73,447 ↓42%	24,590 ↑72%
Tickets	53,976	23,042 ↑134%	0 --
Miscellaneous Revenue	0	0 --	0 ↑0%
Bottle Club	0	4,375 ↓100%	1 ↓100%
Total:	**604,484**	**673,749 ↓10%**	**459,827 ↑31%**

Expense & cost breakdown (1 of 2)

Actual results

$689,697

$57,475 per month
$1,890 per day

Vs. forecast

↑**22%**

Target: $563,539

Vs. previous year

↑**13%**

Target: $612,762

Actual results
Jan to Dec '23



$689,697
OVERALL

🟧 Salaries & Wages (Excludin...		37%
🟩 Direct Costs		27%
🟦 Rent + CAM		19%
🟦 Operational		13%
🟪 9 others		4%

Forecast
Jan to Dec '23



$563,539
OVERALL

🟧 Salaries & Wages (Excludin...		44%
🟩 Rent + CAM		26%
🟦 Direct Costs		15%
🟦 Operational		13%
🟪 9 others		2%

Previous year
Jan to Dec '22



$612,762
OVERALL

🟧 Salaries & Wages (Excludin...		42%
🟩 Rent + CAM		23%
🟦 Direct Costs		15%
🟦 Operational		12%
🟪 9 others		8%

Expense & cost breakdown	Actual ($)	Forecast ($)	Previous year ($)
Direct Costs	184,580	84,313 ↑119%	89,994 ↑105%
Salaries & Wages (Excluding Direct)	253,742	245,905 ↑3%	258,819 ↓2%
Employee-Related Expenses (Excluding Direct)	1,205	0 --	428 ↑182%
Rent + CAM	133,492	148,880 ↓10%	141,986 ↓6%
Contribution to Charities	809	100 ↑710%	0 --
Operational	87,601	73,200 ↑20%	75,418 ↑16%
Professional Services	12,471	4,000 ↑212%	5,053 ↑147%
Distribution Expense	0	0 ↓0%	0 ↓0%

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Expense & cost breakdown (2 of 2)

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Expense & cost breakdown	Actual ($)	Forecast ($)	Previous year ($)
Miscellaneous Expenses	0	0 ↓0%	0 ↓0%
Interest Incurred	10,532	7,141 ↑47%	2,658 ↑296%
Depreciation and Amortization	3,782	0 --	37,492 ↓90%
Amortization of Other Current Assets	0	0 --	0 ↓0%
Income Taxes	1,483	0 --	914 ↑62%
Total:	**689,697**	**563,539 ↑22%**	**612,762 ↑13%**

Profit & Loss: Overall (1 of 2)

Profit & Loss	Actual ($)	Forecast ($)		Previous year ($)		
Revenue	**604,484**	**673,749**	↓ 10%	**459,827**	↑	**31%**
Tap Room	508,096	572,885	↓ 11%	435,236	↑	17%
Distribution	42,412	73,447	↓ 42%	24,590	↑	72%
Tickets	53,976	23,042	↑ 134%	0		0%
Miscellaneous Revenue	--	0	--	--		0%
Bottle Club	0	4,375	--	1		0%
Direct Costs	**184,580**	**84,313**	↑ 119%	**89,994**	↑	**105%**
Sales Tax	38,553	16,480	↑ 134%	0		0%
Activities	58,136	--	--	23,982	↑	142%
Beer Ingredients	35,050	17,813	↑ 97%	12,544	↑	179%
Food Purchases	27,085	7,155	↑ 279%	8,804	↑	208%
Merchandise	1,803	5,116	↓ 65%	15,769	↓	89%
COGS Distribution	5,647	25,707	↓ 78%	4,806	↑	17%
Equipment Rental	9,357	6,353	↑ 47%	5,083	↑	84%
Sanitary Supplies	5,762	3,721	↑ 55%	6,316	↓	9%
Tap Room	1,487	462	↑ 222%	9,832	↓	85%
Miscellaneous Direct Costs	1,700	1,506	↑ 13%	2,858	↓	41%
Bottle Club	--	--	--	--		0%
Gross Margin	419,904	589,436	↓ 29%	369,833	↑	14%
Gross Margin %	69%	87%	↓ 21%	80%	↓	14%
Operating Expenses	**489,320**	**472,085**	↑ 4%	**481,704**	↑	**2%**
Salaries & Wages (Excluding Direct)	253,742	245,905	↑ 3%	258,819	↓	2%
Employee-Related Expenses (Excluding Direct)	1,205	0	--	428	↑	182%
Rent + CAM	133,492	148,880	↓ 10%	141,987	↓	6%
Contribution to Charities	809	100	↑ 709%	0		0%
Operational	87,601	73,200	↑ 20%	75,417	↑	16%
Professional Services	12,471	4,000	↑ 212%	5,053	↑	147%
Distribution Expense	0	0	--	0		0%
Miscellaneous Expenses	0	0	--	0		0%
Amortization of Other Current Assets	--	0	--	--		0%
Operating Income	**(69,416)**	**117,351**	↓ 159%	**(111,872)**	↑	**38%**

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Profit & Loss: Overall

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Overall	Actual ($)	Forecast ($)		Previous year ($)		
Interest Expense	10,532	7,141	↑ 47%	2,658	↑	296%
Income Taxes	1,484	0	--	914	↑	62%
Depreciation and Amortization	3,782	0	--	37,492	↓	90%
Total Expenses	689,697	563,539	↑ 22%	612,762	↑	13%
Net Profit	(85,214)	110,210	↓ 177%	(152,936)	↑	44%
Net Profit %	**(14%)**	**16%**	**↓ 186%**	**(33%)**	**↑**	**58%**

Balance Sheet: Overall

Balance Sheet	Actual ($)	Forecast ($)		Previous year ($)	
Assets	**214,403**	**325,480**	↓ **34%**	**231,781**	↓ **7%**
Current Assets	**123,653**	**291,454**	↓ **58%**	**141,031**	↓ **12%**
Cash	11,720	276,211	↓ 96%	32,449	↓ 64%
Accounts Receivable	(64)	0	--	114	↓ 156%
Inventory	36,997	3,468	↑ 967%	33,468	↑ 11%
Other Current Assets	75,000	11,775	↑ 537%	75,000	↑ 0%
Long-Term Assets	**90,750**	**34,026**	↑ **167%**	**90,750**	↓ **0%**
Long-Term Assets	90,750	34,026	↑ 167%	90,750	↑ 0%
Accumulated Depreciation	--	0	--	--	--
Liabilities & Equity	**214,403**	**325,480**	↓ **34%**	**231,781**	↓ **7%**
Liabilities	**432,896**	**325,438**	↑ **33%**	**364,879**	↑ **19%**
Current Liabilities	**432,896**	**175,741**	↑ **146%**	**364,879**	↑ **19%**
Accounts Payable	8,101	0	--	--	--
Income Taxes Payable	--	0	--	--	--
Sales Taxes Payable	--	0	--	--	--
Short-Term Debt	424,795	175,741	↑ 142%	364,879	↑ 16%
Long-Term Liabilities	**0**	**149,697**	↓ **100%**	**0**	↓ **0%**
Long-Term Debt	0	149,697	↓ 100%	0	↓ 0%
Equity	**(218,493)**	**41**	↓ **>999%**	**(133,098)**	↓ **64%**
Paid-In Capital	0	--	--	0	↑ 0%
Retained Earnings	(133,280)	(110,168)	↓ 21%	19,838	↓ 772%
Earnings	(85,214)	110,210	↓ 177%	(152,936)	↑ 44%

I, William Eddins, certify that:

1. The financial statements of MetroNOME Brewery LLC included in this Form are true and complete in all material respects; and
2. The tax return information of MetroNOME Brewery LLC included in this Form reflects accurately the information reported on the tax return for MetroNOME Brewery LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   *William Eddins*

Name: William Eddins

Title: Co-Owner, CDO